SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

March 11, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Commodities

Mailstop 3233

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ron Alper

Re:

Angel Oak Mortgage, Inc.

Draft Registration Statement on Form S-11

Originally Submitted August 12, 2019 and Amended on October 28, 2019, February 14, 2020, May 12, 2020 and December 17, 2020
CIK No. 0001766478

Dear Mr. Alper:

On behalf of Angel Oak Mortgage, Inc. (the “Company”), we hereby submit to the Securities and Exchange Commission (the “Commission”) on a confidential basis a revised draft Registration Statement (the “Registration Statement”) on Form S-11 (the “Submission No. 6”). The Company previously submitted a draft Registration Statement on Form S-11 on August 12, 2019, October 28, 2019, February 14, 2020, May 12, 2020 and December 17, 2020 (the “Submission No.  5”). For your convenience, we are providing by overnight delivery a courtesy package that includes copies of Submission No. 6, including copies which have been marked to show changes from Submission No. 5, as well as a copy of this letter.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Please do not hesitate to contact the undersigned at (212) 839-5374 with any questions you may have regarding this confidential submission.

Very truly yours,

/s/ J. Gerard Cummins

J. Gerard Cummins

cc:	Robert Williams, Angel Oak Mortgage, Inc. Dory Black, Angel Oak Mortgage, Inc. Andrew S. Epstein, Clifford Chance US LLP Jason D. Myers, Clifford Chance US LLP